SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2006

Commission File No. 1-14838

________________________

Rhodia
(Name of Registrant)

Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:     No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:       No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes:       No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):  82- __________

Enclosures:  Rhodia’s “Operating and Financial Review and Prospects” and interim unaudited consolidated financial statements as of and for the three months ended as at March 31, 2006.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 1 / 39

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Three Months Ended as at March 31, 2006

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements for the three months ended as at March 31, 2006 and our financial statements in our Form 20-F for the year ended December 31, 2005, each prepared using the international accounting standards, IAS/IFRS, as adopted by the European Union on December 31, 2005. Only material changes principally relating to the financial results for the first quarter are covered by this report.

INCOME/ (LOSS) FROM OPERATIONS FOR THE FIRST THREE MONTHS OF 2006

•

Our consolidated net sales for the first three months of 2006 increased 9.4% to €1 354 million, compared with a particularly strong first quarter 2005

•

Recurring EBITDA margin of 13.7%; recurring EBITDA up to €185 million from €170 million in the first quarter 2005

•

Increase in Operating Profit to €81 million from €75 million in the first quarter 2005

•

Positive Net Income from continuing operations of €9 million, versus a €(57) million loss in the first quarter 2005

•

Net Loss of €(35) million, with a loss of €(44) million from discontinued operations, compared to a net loss in the first quarter 2005 of €(74) million

•

Consolidated Net Debt stable at €2.1 billion due to rigorous management of Working Capital Requirements

With effect from January 1, 2006, the organization of our enterprises was simplified further. Polyamide now includes the solvants business previously included in former Coatis. Organics now includes former Coatis and former RPS enterprises. Energy Services was previously included in Corporate and Others. The prior period numbers have been presented to take into account this simplification and facilitate comparability.

NET SALES ANALYSIS:

Consolidated Net Sales increased by 9.4% to €1 354 million during the first three months of 2006 compared with €1 238 million for the first three months of 2005. This increase results from a 2% growth in volumes, a 2% rise in prices as well as a 7% positive currency effect due to the appreciation of the dollar and the Brazilian real against the euro.

OPERATING PROFIT AND RECURRING EBITDA (Operating Profit before depreciation and amortization, restructuring costs and other gains and losses) for the first three months of 2006:

Operating Profit increased by 8% to €81 million from €75 million in the first quarter 2005.

Recurring EBITDA amounted to €185 million for the quarter, up 8.8% compared with a strong 2005 first quarter. The recurring EBITDA margin increased from 12.4% before the impact of discontinued operations in the first quarter 2005 to 13.7% primarily reflecting the refocusing of the business portfolio and a solid level of demand over the quarter.

The sharp increase in raw material and energy prices compared to the first quarter 2005 was partially offset by further price increases. The full impact of price increases is expected in the second quarter 2006.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 2 / 39

DIVISIONS SALES, OPERATING PROFIT AND RECURRING EBITDA  ANALYSIS:

The table below presents an analysis of the change in consolidated Net Sales, Recurring EBITDA and Operating Profit by enterprise between the three-month periods ended March 31, 2005 and March 31, 2006.

	Net Sales			Recurring EBITDA			Operating Profit
	Q1 2005	Q1 2006	Variation	Q1 2005	Q1 2006	Variation	Q1 2005	Q1 2006
RHODIA	1 238	1 354	9.4%	170	185	8.8%	75	81
POLYAMIDE	465	508	9.2%	80	65	(18.8)%	56	36
ACETOW	92	109	18.5%	23	30	30.4%	15	21
NOVECARE	228	246	7.9%	28	29	3.6%	19	21
SILCEA	195	216	10.8%	26	32	23.1%	11	15
ECO SERVICES	48	56	16.7%	11	14	27.3%	6	7
ORGANICS	228	232	1.8%	18	17	(5.6)%	6	4
ENERGY SERVICES				2	22		(5)	17
CORPORATE & Others	(18)*	(13)*	(27.8)%*	(18)	(24)	33.3%	(33)	(40)
*Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

The detailed table below presents an analysis of the change in consolidated Net Sales by enterprise between the three-month periods ended March 31, 2005 and March 31, 2006.

Change in Net Sales (in millions of euros)	Net Sales Q1 2005	Scope	Foreign Exchange Conversion**	Volume & mix	Selling price	Foreign Exchange transaction effect ***	Net Sales Q1 2006
RHODIA	1 238	(13)	90	27	27	(15)	1 354
POLYAMIDE	465	(3)	53	29	(14)	(22)	508
ACETOW	92	0	5	3	7	2	109
NOVECARE	228	(8)	14	0	11	1	246
SILCEA	195	(6)	7	13	6	1	216
ECO SERVICES	48	0	4	(2)	6	0	56
ORGANICS	228	(2)	7	(15)	11	3	232
ENERGY SERVICES
CORPORATE & Others *	(18)	6	0	(1)	0	0	(13)

*Includes other activities, sales on behalf of third parties and elimination of inter-company sales.
**Foreign Exchange Conversion relates to the accounting translation impact conversion to euros.
***Foreign Exchange Translation relates to the impact on selling prices of currency fluctuations on Sales made in a different currency to the local operating currency.

The detailed table below presents an analysis of the change in consolidated Recurring EBITDA by enterprise between the three-month periods ended March 31, 2005 and March 31, 2006.

	Recurring EBITDA Q1 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price**	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q1 2006	Recurring EBITDA Margin*** Q1 2006
RHODIA	170	(2)	13	18	11	(29)	4	185	13,7%
POLYAMIDE	80	(3)	9	10	(34)	10	(7)	65	12,8%
ACETOW	23	1	1	2	9	(8)	2	30	27,5%
NOVECARE	28	(3)	3	(3)	12	(11)	3	29	11,8%
SILCEA	26	(1)	1	6	7	(4)	(3)	32	14,8%
ECO SERVICES	11	1	1	0	5	(2)	(2)	14	25,0%
ORGANICS	18	(3)	1	(9)	12	(14)	12	17	7,3%
ENERGY SERVICES	2	9	0	8	0	0	3	22
CORPORATE & Others*	(18)	(3)	(3)	4	0	0	(4)	(24)

*Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

**Including FX transaction effect relating to the impact on selling prices of currency fluctuations on Sales made in a different currency to the local operating currency.

*** Calculated as recurring EBITDA / Net Sales

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 3/ 39

Comments for each Enterprise:

Polyamide

Overall market conditions for polyamide continued to be favourable with positive volumes and with sustained growth in the engineering plastics and nylon intermediates segments. The negative price variance is essentially linked to adipic acid where prices dropped over the course of the last year from a high level. Prices have in fact improved during the quarter especially in Asia. Ongoing rises in our selling prices are expected to show significant impact over the next quarter. The level of recurring EBITDA in the first three months compares to a record first quarter 2005, being therefore a high comparison base.

Acetow

A solid performance based on moderate volume growth and with raw material cost increases compensated by higher prices and lower fixed costs.

Novecare

Positive trends compared to the last quarter of 2005 with price increases offsetting the rise in raw material costs. Further fixed cost savings were delivered in the quarter.

Silcea

Good volumes across all segments were seen in the first three months of 2006.  Favourable pricing more than offset raw material cost  increases.

Eco Services

Favorable business conditions continue to prevail.

Organics

The portfolio restructuring undertaken within this business continues to deliver further significant fixed cost reduction.  The exit from some markets has nevertheless caused lower volumes. Raw material costs were largely offset by price increases.

Energy Services

This enterprise is focused on optimisation of the Group's energy supply, to which will be added the management of the Certified Emission Reductions (CER) sales as these projects become operational. In addition, the Enterprise centrally purchases electricity, gas and steam and from 2006 resells internally to the different enterprises at market price. The benefits generated from this optimisation are retained within Energy Services. The strong growth in recurring EBITDA during the first three months 2006, is explained by the particularly strong seasonal cogeneration activity. In addition, Energy Services was able to seize on opportunities to optimise energy sourcing.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 4/ 39

OPERATING EXPENSES ANALYSIS

The table below shows the financial data  related to our operating expenses during the first three months of 2005 and the first three months of 2006.

	Three months ended March 31,
Operating costs (in millions of euros)	2005	2006	% variation

Cost of sales	(1 134)	(1 254)	10.6%

Administrative and selling expenses	(133)	(141)	6.0%

Research and development expenses	(31)	(29)	(6.5)%

Restructuring costs	(6)	(5)	(16.7)%

Other operating income/(expenses)	0	(6)

Total	(1 304)	(1 435)	10.0%

Cost of Sales

Cost of sales totaled €(1 254) million in the first three months of the year up from  €(1 134) million in same period the previous year.  This increase reflects the rise in the price of petrochemical by-products and more specifically of butadiene as well as the increase in the price of natural gas.

Administrative and Selling Expenses

Administrative and selling expenses amounted to €(141) million for the first three months of 2006, slightly higher than the previous period due to appreciation of the Brazilian Real.

Research and Development Expenses

Research and development expenses were largely unchanged year on year amounting to €(29) million for the first three months of 2006.

Restructuring Costs

Restructuring costs totaled €(5) million for the first three months of 2006 a similar level to the same quarter in 2005.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 5 / 39

NET FINANCIAL RESULTS

Net Financial Results amounted to €(59) million, compared to €(124) million in the first quarter 2005. The level of the charge in the first quarter 2005 was impacted by non-recurring costs resulting from refinancing initiatives and also the negative impact of the revaluation of the US Dollar on US Dollar denominated debt.

Financial costs decreased from €(133) million in the first quarter of 2005 to €(98) million, due principally to the €32 million decline of gross interest expense on borrowing and other finance costs.

Financial income remained stable at €38 million.

Foreign exchange result amounted to €1 million compared to the loss of  €(29) million for the first three months of 2005 which was impacted by the translation effect of revaluation of the US Dollar on our dollar denominated debt.

INCOME TAX EXPENSE

The tax expense at March 31, 2006 was €(13) million.

SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES

There was no share of profits of equity-accounted companies for the periods ended on March 31, 2005 and 2006.

INCOME / (LOSS) FROM CONTINUING OPERATIONS

A positive net income from continuing operations of  €9 million was generated compared to a loss of €(57) million.

INCOME / (LOSS) FROM DISCONTINUED OPERATIONS

Discontinued operations recorded a loss of €(44) million essentially as a consequence of the closing of the divestment of the pharmaceutical custom synthesis business. This resulted in the reclassification (non cash) of the business's translation reserve on the Balance Sheet.

NET LOSS

The Group’s net loss for the first three months of 2006 totaled  €(35) million for the first three months of 2006 compared to €(74) million.

LIQUIDITY AND CAPITAL RESOURCES

There have been no material events impacting the Group's liquidity and capital resources since the filing of the 20-F with the Securities and Exchange Commission on April 10, 2006. As announced, the Group completed on January 24, 2006 the partial early redemption of some of its high yield bonds using € 424 million of the funds raised in the 2005 capital increase.

CONSOLIDATED CASH FLOW ANALYSIS

Cash flow remained negative with an outflow of €(82) million for the 2006 first quarter but improved significantly compared to the first 2005 quarter where an outflow of €(226) million was recorded.

Cash Flow Provided by/(Used for) Operating Activities

Cash flow used by operating activities decreased by €152 million to €(16) million for the first three months of 2006. Considerable effort has been placed on controlling the level of working capital as well as reducing seasonal swings. This has allowed the increase in working capital in the first three months of 2006 to be limited to €99 million as opposed to an increase of €219 million during the first three months of 2005.  The ratio of working capital on sales (as a percentage of Total Sales) improved to 12.4% compared to 15.5% at the end of the first quarter 2005. This improvement came essentially from the reduction in accounts receivables and in the level of inventories.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 6 / 39

Net Cash Flow Provided by/(Used for) Investing Activities

Cash flow used by investing activities amounted to €(23) million for the first three months of 2006 a substantial reduction compared to the first quarter 2005. This reduction was a result of the increase in proceeds from divestments. Capital expenditure in the first quarter totaled €66 million.

Cash Flow Provided by/ (Used for) Financing Activities

Due to the partial early redemption of a portion of the Group's high yield debt financing activities recorded an outflow of  €(429) million for the first three months of 2006.

CONSOLIDATED BALANCE SHEET ANALYSIS:

There has been no major changes in the consolidated balance sheet structure since the filing of the 20-F with the Securities and Exchange Commission on April 10, 2006.

EVENTS OCCURRING AFTER THE FINANCIAL STATEMENTS WERE CLOSED ON MARCH 31, 2006:

On April 20, 2006, Rhodia announced the establishment of a share offer reserved for its employees. Under this offer, a maximum of 30,000,000 Rhodia shares may be issued, including the shares that will be issued upon the exercise of the share subscription warrants reserved for the employees of subsidiaries in Germany (corresponding to a maximum nominal capital increase of €30,000,000). The final terms and conditions of issue will be approved by management on June 16, 2006. The new shares are fully equivalent to existing ordinary shares representing Rhodia’s share capital. The new Rhodia shares that will be issued following the capital increase of June 30, 2006 will rank for dividends as from January 1, 2006.

Ratio of Earnings to Fixed Charges (in millions of euros, except ratios)
	Three Months Ended March 31, 2006
	IFRS	US GAAP
Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized expenses related to indebtedness, plus capitalized interest	56	56
Reasonable approximation of the interest factor within rental expense(1)	2	2
Total Fixed Charges	58	58
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees(2)	22	21
Fixed charges	58	58
Amortization of capitalized interest	2	2
Distributed income of equity investees	-	-
Capitalized interest	-	-
Total Earnings	82	81
Ratio of Earnings to Fixed Charges	1.4	1.4

(1) Rhodia assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.

(2) See Note 16 to the Consolidated Financial Statements for a reconciliation of net income between IFRS and U.S GAAP.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts are statements of future expectations and other forward-looking statements.  These statements are based on the current vision and the assumptions and estimates of our management.  They include risks and uncertainties, both known and unknown, that could result in significant differences with regard to earnings, profitability and events forecast.  The main factors that could cause such differences in actual results include:

•

changes in raw material prices, in particular the price of oil and oil derivatives;

•

changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

•

our ability to introduce new products and to continue to develop our production process;

•

customers and market concentration;

•

risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

•

changes in economic or technological trends;

•

potential environmental claims, costs, liabilities or other obligations;

•

general competitive and market factors on a global, regional and/or national basis; and

•

optimizing the value of credits (CER) issued in regards to projects for the reduction of greenhouse gasses in South Korea and Brazil, developed within the framework of the Clean Development Mechanism (CDM) under the Kyoto Protocol.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in “Item 3.  Key Information—Risk Factors” included in our annual report for the year ended December 31, 2005 on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 10, 2006.  We assume no obligation to update the forward-looking statements or such risk factors.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 7 / 39

Rhodia Group

Condensed Consolidated

 Financial Statements

For the period ended March 31, 2006
(Unaudited)

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 8 / 39

CONTENTS

A. CONSOLIDATED INCOME STATEMENTS

p.10

B. CONSOLIDATED BALANCE SHEETS

p.11

C. CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

p.13

D. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

p.14

E. CONSOLIDATED STATEMENTS OF CASH FLOWS

p.15

F. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

p.16

1.

General information

p.16

2.

Principal accounting methods

p.16

3.

Unusual items with an impact on the condensed consolidated financial statements

p.18

4.

Results for the period

p.18

5.

Segment information

p.18

6.

Restructuring costs

p.20

7.

Other operating income and expenses

p.21

8.

Profit/(loss) from financial items

p.21

9.

Income tax expense

p.22

10.

Profit/(loss) from discontinued  operations

p.22

11.

Equity

p.24

12.

Cash and cash equivalents

p.25

13.

Borrowings

p.25

14.

Litigation and contingent liabilities

p.28

15.

Subsequent events

p.28

16.

Reconciliation of IFRS as adopted by the International Accounting Standards Board (“IASB”) to U.S. GAAP

p.28

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 9 / 39

A. Consolidated income statements

(in millions of euros)	March 31, 2006	March 31, 2005
Net sales	1,354	1,238
Other revenue	162	140
Cost of sales	(1,254)	(1,134)
Administrative and selling expenses	(141)	(133)
Research and development expenses	(29)	(31)
Restructuring costs	(5)	(6)
Goodwill impairment	0	0
Other operating income/(expenses)	(6)	0
Operating profit/(loss)	81	75
Financial income	38	38
Financial costs	(98)	(133)
Foreign exchange gains/(losses)	1	(29)
Share of profit/(losses) of associates	0	0
Income/(loss) before income tax	22	(49)
Income tax expense	(13)	(8)
Income/(loss) from continuing operations	9	(57)
Loss from discontinued operations	(44)	(17)
Net loss	(35)	(74)
Attributable to:
Equity holders of Rhodia S.A.	(36)	(72)
Minority interests	1	(2)
Income/(loss) per share from continuing operations (in euro) – basic and diluted	0.01	(0.09)
Weighted average number of shares before and after dilution	1,176,716,541	627,582,158
Loss per share from discontinued operations (in euro) – basic and diluted	(0.03)	(0.11)
Weighted average number of shares before and after dilution	1,176,716,541	627,582,158

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 10 / 39

B. Consolidated balance sheets

Assets
(in millions of euros)	March 31, 2006	December 31, 2005
Property, plant and equipment	2,088	2,135
Goodwill	239	244
Other intangible assets	196	154
Investments in associates	4	4
Other non-current financial assets	162	164
Deferred tax assets	87	83
Non-current assets	2,776	2,784
Inventories	644	630
Income tax receivable	16	20
Trade and other receivables	1,193	1,188
Derivative financial instruments	30	42
Other current financial assets	6	5
Cash and cash equivalents	455	920
Assets classified as held for sale	16	57
Current assets	2,360	2,862
TOTAL ASSETS	5,136	5,646

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 11 / 39

Liabilities and equity
(in millions of euros)	March 31, 2006	December 31, 2005
Share capital	1,177	1,177
Additional paid-in capital	570	570
Other reserves	180	141
Deficit	(2,604)	(2,580)
Equity attributable to equity holders of Rhodia S.A.	(677)	(692)
Minority interests	30	26
Total equity	(647)	(666)
Borrowings	1,971	1,975
Retirement benefits and similar obligations	1,267	1,269
Provisions	311	297
Deferred tax liabilities	37	34
Other non-current liabilities	83	46
Non-current liabilities	3,669	3,621
Borrowings	597	1,039
Derivative financial instruments	8	14
Retirement benefits and similar obligations	70	81
Provisions	185	204
Income tax payable	32	31
Trade and other payables	1,167	1,271
Liabilities associated with assets classified as held for sale	55	51
Current liabilities	2,114	2,691
TOTAL EQUITY AND LIABILITIES	5,136	5,646

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 12 / 39

C. Consolidated statements of recognized income and expenses

	Three Months Ended
(in millions of euros)	March 31, 2006	March 31, 2005
Currency translation differences and other movements (1)	51	19
Gain/(losses) on cash flow hedges	3	2
Actuarial gains/(losses) on retirement benefits	0	0
Tax impact of items taken to equity	0	0
Net expense directly recognized to equity	54	21
Net loss	(35)	(74)
Total recognized income and expense	19	(53)
Attributable to:
Equity holders of Rhodia S.A.	15	(50)
Minority interest	4	(3)
(1) including the assignment of equalization tax for €12 million.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 13 / 39

D. Consolidated statement of changes in equity

			Other reserves
(in millions of euros)	Share capital	Addi-tional paid-in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interest	Total
At January 1, 2005	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)
Appropriation of earnings/(loss)
Share capital increase
Net loss						(72)	(72)	(2)	(74)
Income and expense directly recognized in equity			2	20			22	(1)	21
Acquisition of minority interest
At March 31, 2005	628	807	(7)	9	32	(2,065)	(596)	22	(574)

At January 1, 2006	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)
Appropriation of earnings/(loss)
Share capital increase
Net loss						(36)	(36)	1	(35)
Income and expense directly recognized in equity			3	36		12	51	3	54
At March 31, 2006	1,177	570	(2)	150	32	(2,604)	(677)	30	(647)

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 14 / 39

E. Consolidated statements of cash flows

	Three Months Ended
(in millions of euros)	March 31, 2006	March 31, 2005
Net loss (Group share)	(36)	(72)
Adjustments for:
Depreciation, amortization and impairment of non-current assets	94	94
Net increase/(decrease) in provisions and employee benefits	(22)	(15)
Net increase/(decrease) in financial provisions	42	25
Share of profit/(loss) from associates	0	0
Dividends received from associates	0	0
Other income and expense	(1)	(6)
Gain/(loss) on disposal of non-current asses	22	(2)
Income tax expense/(income)	3	(5)
Foreign exchange losses/(gains)	(19)	32
Changes in working capital
- (Increase)/decrease in inventories	(13)	(41)
- (Increase)/decrease in trade and other receivables	(15)	(107)
- Increase/(decrease) in trade and other payables	(60)	(53)
- Increase/(decrease) in other current assets and liabilities	(11)	(18)
Net cash used by operating activities	(16)	(168)
Purchases of property, plant and equipment	(57)	(53)
Purchases of other non-current assets	(9)	(5)
Proceeds on disposal of non-current assets	41	24
(Purchases of)/repayments of loans and financial investments	2	(16)
Net cash used by investing activities	(23)	(50)
Proceeds from issue of shares, net of costs	0	0
Dividends paid	0	0
New non-current borrowings, net of costs	5	704
Repayments of non-current borrowings, net of costs	(496)	(522)
Net increase/(decrease) in current borrowings	62	(68)
Net cash (used by)/from financing activities	(429)	114
Effect of foreign exchange rate changes	3	8
Net increase/(decrease) in cash and cash equivalents	(465)	(96)
Cash and cash equivalents at the beginning of the year	920	612
Cash and cash equivalents at the end of the year	455	516

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 15 / 39

F. Notes to the condensed consolidated financial statements

1.

General information

Rhodia S.A. and its subsidiaries (“Rhodia” or the “Group”) produce, market and develop specialty chemicals in three business areas: Performance Materials, Applications Chemistry and Organics and Services.

Rhodia has offices worldwide, particularly in Europe, the United States, Brazil and China.

Rhodia S.A. is a public limited company registered and domiciled in France. Its registered office is located at Paris–La Défense.

Rhodia S.A. is listed on the Euronext Paris and the New York Stock Exchange.

These condensed consolidated financial statements were approved on May 10, 2006 by the Board of Directors.

2.

Principal accounting methods

2.1.

Accounting standards

The condensed consolidated financial statements of Rhodia were prepared in accordance with IAS 34, Interim financial reporting. They do not include any information required for the preparation of the annual consolidated financial statements and should be read in accordance with the consolidated financial statements for the year ended December 31, 2005.

2.2.

Basis for preparation of the condensed consolidated financial statements

The condensed consolidated financial statements for the three months ended March 31, 2006 were prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005. It should be noted that the amendment to IAS 19 Actuarial gains and losses, group plans and disclosures and IFRIC 4 Determining whether an arrangement contains a lease, adopted by the European Union on November 24, 2005 and applicable to accounting periods beginning on or after January 1, 2006, were adopted early by Rhodia in the consolidated financial statements at January 1, 2005. The other standards, interpretations and amendments adopted by the European Union at March 31, 2006 and their mandatory adoption at January 1, 2006 had no impact on the condensed consolidated financial statements for the three months ended March 31, 2006.

The condensed consolidated financial statements are presented in millions of euros, unless otherwise indicated.

2.3.

Estimates

The preparation of the interim consolidated financial statements requires the use of estimates and the formulation of judgments and assumptions that have an impact on the application of accounting methods and the amounts shown in the condensed consolidated financial statements.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 16 / 39

For the preparation of the condensed consolidated financial statements, management made estimates and formulated judgments and assumptions for the same items as those used for the preparation of the consolidated financial statements for the year ended December 31, 2005, except with respect to the following:

•

Income tax expense

For interim periods, the income tax expense is calculated, for each Group tax entity, by applying the estimated average effective tax rate for the current year to the pre-tax profit or loss for the interim period.

•

Retirement benefit obligations and other long-term employee benefits

For interim periods, retirement benefit obligations and other long-term employee benefits are calculated using an extrapolation from the actuarial assessments performed at the previous year-end. These assessments are modified in the event of any significant change in market conditions since such date, or curtailments, settlements or any other material one-time events.

No changes or events of this kind have occurred since December 31, 2005.

•

Provisions for environmental risks

For interim periods, only substantial changes (e.g. substantial change in discount rates or events that significantly impact the amount of the environmental provision) are taken into account.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 17 / 39

Notes to the consolidated income statement

3.

Unusual items with an impact on the condensed consolidated financial statements

No material unusual items had an impact on the condensed consolidated financial statements for the three months ended March 31, 2006.

4.

Results for the period

The Group’s activity and operating results in the first three months were not of a seasonal or cyclical nature compared with the activity and operating results for the entire year.

5.

Segment information

The following information concerns continuing operations. Information on discontinued operations is presented in Note 10.

Rhodia is organized into enterprises corresponding to its business segments. Following the sales of the "Decorative Coatings and Adhesives" business (Latex business) of the Coatis segment and the pharmaceutical development and customs synthesis business of the Rhodia Pharma Solutions segment, and the elimination of the Coatis and Rhodia Pharma Solutions and the creation of Energy Services, Rhodia was reorganized around the following 8 enterprises:

•

Polyamide, whose group structure remains unchanged except for the consolidation of the Solvents business of Coatis

•

Acetow, whose group structure remains unchanged,

•

Novecare, whose group structure remains unchanged,

•

Silcea, whose group structure remains unchanged,

•

Eco Services, whose group structure remains unchanged,

•

Organics, which acquired most of the remaining businesses of Coatis and Rhodia Pharma Solutions,

•

Energy Services, previously included in the Corporate and Other segment, which manages the Group’s energy supplies and will be responsible for managing the credits arising from the greenhouse gas emission reduction projects developed by Rhodia under the Kyoto Protocol,

•

Corporate and Other, which mainly includes the management of the Group’s shared services, Corporate expenses and a secondary trading activity.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 18 / 39

5.1.     Information by business segment

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
For the three months ended March 31, 2006
Net sales	508	109	246	216	56	232	19	1,386
Other revenue	38	1	2	8	2	33	153	39	276
Inter-company sales – Net sales	(20)	(2)	(6)	(3)	(1)	(32)
Inter-company sales - Other revenue	(6)	(2)	(23)	(64)	(19)	(114)
External net sales	488	109	244	210	56	229	18	1,354
External other revenue	32	1	2	6	2	10	89	20	162
Operating profit/(loss)	36	21	21	15	7	4	17	(40)	81
Profit/(loss) from financial items	(59)
Income tax expense	(13)
Profit/(loss) from continuing operations	9

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
For the three months ended March 31, 2005
Net sales	465	92	228	195	48	228	21	1,277
Other revenue	32	1	2	7	2	16	120	51	231
Inter-company sales – Net sales	(21)	0	(3)	(8)	0	(4)	0	(3)	(39)
Inter-company sales - Other revenue	(4)	0	0	(1)	0	(8)	(52)	(26)	(91)
External net sales	444	92	225	187	48	224	0	18	1,238
External other revenue	28	1	2	6	2	8	68	25	140
Operating profit/(loss)	56	15	19	11	6	6	(5)	(33)	75
Profit/(loss) from financial items	(124)
Income tax expense	(8)
Profit/(loss) from continuing operations	(57)

Net depreciation, amortization and impairment by business segment break down as follows:

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
For the three months ended March 31, 2006
Depreciation, amortization and impairment	(28)	(8)	(10)	(16)	(5)	(10)	(5)	(11)	(93)
For the three months ended March 31, 2005
Depreciation, amortization and impairment	(25)	(8)	(8)	(15)	(5)	(12)	(5)	(11)	(89)

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 19 / 39

5.2.

Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
France	300	264
Rest of Europe	525	485
North America	272	239
South America	198	167
Asia and other countries	221	223
Total	1,516	1,378

Net sales by geographical area are calculated according to the customer’s geographical location.

The costs incurred in the first three months of 2006 and 2005 for the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
France	30	24
Rest of Europe	7	14
North America	9	10
South America	10	7
Asia and other countries	10	3
Total	66	58

6.

Restructuring costs

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
New plans	(5)	(5)
Re-estimated costs of previous plans	0	(1)
Total	(5)	(6)

In 2006, the new plans mainly correspond to the productivity measures undertaken at Organics.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 20 / 39

7.

Other operating income and expenses

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Net gains or losses on disposals of assets	(1)	2
Environmental expenses	(2)	0
Other operating income and expenses	(3)	(2)
Total	(6)	0

For the three months ended March 31, 2006, the recognized gains or losses correspond to various individually immaterial items. In addition, no significant events impacted the environmental provision.

8.

Profit/(loss) from financial items

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Gross interest expense on borrowings	(56)	(65)
Other finance costs	(3)	(26)
Discounting effects	(33)	(33)
Expenses on interest-rate derivatives	(5)	(8)
Other	(1)	(1)
Total costs	(98)	(133)
Income from short-term investments	6	5
Expected return on pension plan assets	24	22
Income from interest-rate derivatives	8	11
Other
Total income	38	38
Foreign exchange gains/(losses)	1	(29)
Total	(59)	(124)

In the first quarter of 2006, the gross interest tax expense benefited from the early redemption of "High Yield" notes. This transaction reduces the interest on Rhodia’s debt by around €38 million per year. In the first quarter of 2005, other net finance costs comprised non-recurring costs in the amount of €(17) million relating to the refinancing transactions during the period, including €(8) million in respect of the early redemption premium regarding the European Medium-Term Notes (EMTNs) maturing in 2006 and €(9) million in respect of the exceptional amortization of issue costs following the reduction in the maximum amount of the RFA credit line.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 21 / 39

9.

Income tax expense

For the three months ended March 31, 2006, the income tax expense amounted to €13 million (€8 million for the three months ended March 31, 2005) for a profit from continuing operations before tax of €22 million.

The income tax expense breaks down as follows:

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Current income tax expense	(9)	(13)
Deferred tax expense(income)	(4)	5
Income tax expense for the period	(13)	(8)

The effective nominal tax rate for the first quarter of 2006 with respect to continuing operations was (59)%. This rate is not representative due to the non-recognition of deferred tax assets arising from the tax losses generated during the quarter, particularly in France, the United States and the UK.

The current income tax expense mainly corresponds to the income tax reported by the Italian, German, Brazilian and Asian entities.

10.  Profit/(loss) from discontinued  operations

(in millions of euros)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Net sales	35	78
Other revenue	5	3
Operating expenses	(62)	(98)
Finance costs	(1)	0
Profit/(loss) from discontinued operations before tax and gains/(losses) on disposals	(23)	(17)
Gains/(losses) on disposals	(21)	0
Tax effect	0	0
Profit/(loss) from discontinued operations	(44)	(17)

10.1.

Disposals in the first quarter of 2006

In the first quarter of 2006, Rhodia completed sales on the following dates:

•

At the end of January, the "Decorative Coatings and Adhesives" business (Latex business) of the Coatis segment was sold to Hexion Specialty Chemicals Inc.

•

At the end of March, Rhodia sold the “Development and custom synthetics for the pharmaceuticals industry” business of the Rhodia Pharma Solutions segment to Shasun Chemicals & Drug Ltd.

The sales completed in the first quarter of 2006 generated a net capital loss of €(21) million before tax, mainly relating to the sale of the Development and Customs Synthesis business. This capital loss includes an amount of €(18) million corresponding to the recognition in the income statement of the total deferred exchange differences relating to its investment in a subsidiary sold in the United States.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 22 / 39

10.2.

Disposals in progress at March 31, 2006

The main businesses in the process of being sold at March 31, 2006 are as follows:

•

Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to Rhodia’s commitment to a sale in connection with its withdrawal from the European textile business of the Polyamide segment. The negotiations under way with the Radici group should lead to a sale in 2006;

•

Spanish phosphates production business of the Corporate and Other segment: after having withdrawn from the phosphates production business at Rieme in Belgium, Rhodia has been actively negotiating the sale of this business since the end of 2005.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 23 / 39

Notes to the consolidated balance sheet

The changes below are presented before the classification of assets held for sale presented under a separate heading.

11.  Equity

11.1

    Dividends

No dividends were paid to the equity holders of Rhodia S.A. during the first quarter of 2006.

11.2

    Translation reserve

The movement in the translation reserve in the first quarter of 2006 totaling €36 million results from the appreciation of the Brazilian Real and the reversal into capital losses of the translation reserve relating to the investments sold in the U.S. as part of the sale of the pharmaceuticals custom synthesis business.

11.3

    Bonus share plan

Under the 2005 French Finance Act, French companies are entitled to grant bonus shares to their executives and employees as from January 1, 2005. In accordance with the resolutions adopted by the Extraordinary General Meeting of June 23, 2005, the Board of Directors approved on January 13, 2006 the terms and conditions governing two bonus share allotment plans subject to performance criteria and the vesting and holding period.

The terms and conditions of these plans are as follows:

	Plan A	Plan B
Number of shares	4,653,125	4,653,125
Number of beneficiaries	338	338
Grant date	January 13, 2006	January 13, 2006
Vesting date	January 14, 2008	January 14, 2008
Holding period	Minimum January 15, 2010	Minimum January 15, 2010
Performance criteria	Recurring EBITDA/net sales margin >13% for the period ended 12/31/2006 as calculated during the IFRS transition	Recurring EBITDA margin exceeding the average margin of a panel of competitors for the period ended 12/31/2006
Validation of vesting conditions	Board of Directors	Board of Directors

The expense recognized in the first quarter of 2006 totaled €1 million and corresponds to the cost of plan A (assumption under which only the performance criteria of plan A will be met at December 31, 2006) calculated on a pro rata basis over the vesting period.

11.4

    Assignment of an equalization tax receivable

During the first quarter of 2006, Rhodia sold, without recourse, to a financial institution a litigious claim with the French State for a firm and final price of €12 million. This litigious claim relates to equalization taxes previously paid which were charged to shareholders’ equity. Therefore, the corresponding sales price was credited to shareholders’ equity.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 24 / 39

 12. Cash and cash equivalents

12.1

Analysis by type

(in millions of euros)	At March 31, 2006	At December 31, 2005
Cash in bank	222	248
Bank deposits	84	100
Money market funds	149	572
Total	455	920

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Rhodia considers that its mutual funds classified by the AMF in the “euro monetary” category meet such criteria, and are thus eligible to be classified as cash equivalents. They totaled €149 million at March 31, 2006.

The decrease in Money market funds in the first quarter of 2006 is due to the early redemption of a portion of the "High yield" notes for €424 million.

12.2

Consolidated statement of cash flows

At March 31, 2006, discontinued operations contributed to net cash from operating activities in the amount of €(21) million and to net cash used by investing activities in the amount of €(3) million, but did not contribute to net cash from financing activities.

13.

 Borrowings

In the first quarter of 2006, Rhodia finalized the early redemption of a portion of its High Yield notes in the amount of €424 million, out of total net funds of €576 million raised during the capital increase of 2005.

Rhodia therefore redeemed:

•

the maximum authorized nominal amount, i.e., 35% of the nominal amount of the euro-denominated Senior 10.50% High Yield Notes and the dollar-denominated Senior 10.25% High Yield Notes, both maturing in 2010;

•

21.6% of the nominal value of the euro-denominated Senior Subordinated 9.25% High Yield Notes and the dollar-denominated Senior Subordinated 8.875% High Yield Notes, both maturing in 2011.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 25 / 39

 Analysis of borrowings by type

At March 31, 2006
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Amount at fair value (2)	Maturity	Effective rates before hedging (3) - (4)
Bilateral credit facilities	211	211	211	2007	Libor / Euribor + 0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor + 0.70%
Securitization of receivables (5)	296	296	296	2007	4.5%
Finance lease debts	14	14	14	2007	Libor / Euribor + 3.05%
Other debts	11	11	11	2007	< 5%
Accrued interest payable	58	58	58	-	-
Sub-total short term	597	597	597
2003 USD senior notes	162	165	168	06/01/2010	7.63%
2003 EUR senior notes	701	700	751	06/01/2010	8%
2003 USD subordinated notes	244	249	258	06/01/2011	8.88%
2003 EUR subordinated notes	233	235	255	06/01/2011	9.25%
2004 USD senior notes	331	348	393	06/01/2010	10.25%
2004 EUR senior notes	112	118	142	06/01/2010	10.50%
Other bonds	25	25	25	03/10/2009	Euribor + 1.30%
Securitization of receivables (5)	13	13	13	2007-2008	4.5%
Bilateral credit facilities	17	17	17	2007-2012	Libor / Euribor + 0.4% / 2.75%
Finance lease debts	112	110	110	2007-2016	Libor / Euribor + 3.05%
Other debts	21	21	21	2007-2015	< 5%
Sub-total long term	1,971	2,001	2,153
TOTAL	2,568	2,598	2,750

(1) Amortized cost includes the impact of the revaluation of fair value hedges (€1.83 million for the euro tranche of 2003 Senior notes, and €2.87 million for the euro tranche of 2003 Subordinated notes).

(2) The price of the Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3) Effective interest rate before impact of hedges.

(4) Libor / Euribor are mainly 1, 3 or 6 months.

(5) Trade receivable securitization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 26 / 39

At December 31, 2005
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Amount at fair value (2)	Maturity	Effective rates before hedging (3) - (4)
2001 EMTN	54	54	54	03/26/2006	6.11%
2004 USD senior notes	193	192	209	01/24/2006	11.70%
2004 EUR senior notes	63	63	72	01/24/2006	11.96%
2003 USD subordinated notes	71	70	72	01/24/2006	9.38%
2003 EUR subordinated notes	65	65	69	01/24/2006	9.76%
Other notes	25	25	25	03/10/2006	Euribor + 1.30%
Early redemption penalties	39	39	39		-
Bilateral credit facilities	152	152	152	2006	Libor / Euribor + 0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor + 0.70%
Securitization of receivables (5)	315	315	315	2006	4.36%
Finance lease debts	16	16	16	2006	Libor / Euribor + 3.05%
Other debts	16	16	16	2006	< 5%
Accrued interest payable	23	23	23	-
Sub-total short term	1,039	1,037	1,069
2003 USD senior notes	166	170	168	06/01/2010	8.16%
2003 EUR senior notes	702	700	731	06/01/2010	8.05%
2003 USD subordinated notes	250	256	260	06/01/2011	9.38%
2003 EUR subordinated notes	233	235	249	06/01/2011	9.76%
2004 USD senior notes	338	357	389	06/01/2010	11.70%
2004 EUR senior notes	112	118	134	06/01/2010	11.96%
Securitization of receivables (5)	13	13	13	2007-2008	4.36%
Bilateral credit facilities	27	27	27	2007-2012	Libor / Euribor + 0.4% / 2.75%
Finance lease debts	113	113	113	2007-2016	Libor / Euribor + 3.05%
Other debts	21	21	21	2007-2015	< 5%
Sub-total long term	1,975	2,010	2,105
TOTAL	3,014	3,047	3,174

(1) Amortized cost includes the impact of the revaluation of fair value hedges (€0.1 million for the 2001 EMTN program, €2 million for the euro tranche of 2003 Senior notes, and €3 million for the euro tranche of 2003 Subordinated notes).

(2) The price of the Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3) Effective interest rate before impact of hedges.

(4) Libor / Euribor are mainly 1, 3 or 6 months.

(5) Trade receivable securitization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 27 / 39

14.

 Litigation and contingent liabilities

No major events occurred during the first quarter of 2006 relating to new litigation or existing litigation at December 31, 2005.

15.

 Subsequent events

The main events subsequent to March 31, 2006 are as follows:

On April 20, 2006, Rhodia announced the establishment of a share offer reserved for its employees. Under this offer, a maximum of 30,000,000 Rhodia shares may be issued, including the shares that will be issued upon the exercise of the share subscription warrants reserved for the employees of subsidiaries in Germany (corresponding to a maximum nominal capital increase of €30,000,000). The final terms and conditions of issue will be approved by management on June 16, 2006. The new shares are fully equivalent to existing ordinary shares representing Rhodia’s share capital. The new Rhodia shares that will be issued following the capital increase of June 30, 2006 will rank for dividends as from January 1, 2006.

16.

 Reconciliation of IFRS as adopted by the International Accounting Standards Board (“IASB”) to U.S. GAAP

16.1

Accounting policies

Rhodia applies IFRS as adopted by the European Union (“EU”) in the preparation of the consolidated financial statements. Such IFRS as applied to Rhodia are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). The standards and interpretations adopted for the preparation of the condensed consolidated financial statements at March 31, 2006 and for the three months then ended are those published in the Official Journal of the European Union (“OJEU”) at March 31, 2006 and whose application is mandatory as of this date or those standards and interpretations which Rhodia chose to apply early. See Note 38 to the Consolidated Financial Statements included in Rhodia’s Annual Report on Form 20-F for the year ended December 31, 2005 for a description of Rhodia’s first-time application of IFRS, including the IFRS standards and interpretations that are mandatory at December 31, 2005 the IFRS standards and interpretations mandatory after 2005 that Rhodia decided to adopt early and the options and exemptions that Rhodia used to prepare its first IFRS consolidated financial statements in 2005. The main differences between IFRS and U.S. GAAP as well as new U.S. GAAP accounting standards in 2006 that have or could have a material effect on Rhodia’s consolidated financial statements are described below.

Effective January 1, 2006, Rhodia adopted the following statements for U.S. GAAP, for which their adoption was not significant:

•

Statement of Financial Accounting Standards (FAS) No. 151, Inventory Costs, an amendment of ARB 43 No. 43, Chapter 4 (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the costs of inventories and that these costs should be expensed when incurred. FAS 151 also requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility.

•

FAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received not the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance.

•

FAS No. 123 (revised 2004), Share-based Payment (FAS 123R). FAS 123R requires that Rhodia recognizes the cost (measured at the award’s grant-date fair value) of share-based payments granted to employees as compensation expense over the vesting period with an offset to additional paid-in capital for all share-based grants made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005. Rhodia adopted the modified prospective application transition method at January 1, 2006, and prior year’s financial statements will not be adjusted.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 28 / 39

•

FAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS No. 3, which provides guidance on the accounting for and reporting of a change in accounting principle and error corrections. FAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, FAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

(i) Pension and retirement plans

Actuarial gains and losses

Under U.S. GAAP, unrecognized actuarial gains and losses are amortized over the remaining services lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method. Under IFRS, Rhodia applied the exemption in IFRS 1 which allows for immediate recognition of actuarial gains/losses on post-employment benefits in equity at the date of transition to IFRS. Under IAS 19, Rhodia recognizes the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in shareholders’ equity in the period in which they occur with a corresponding offset to the obligation.

Minimum liability adjustments

Under U.S. GAAP, a liability for the unfunded accumulated benefit obligation is recognized if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also recognized if an unfunded accumulated benefit obligation exists, and (a) an asset has been recognized as prepaid pension cost, (b) the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service cost, net of any tax benefits that result from considering these losses as temporary differences under FAS 109. If this additional liability exceeds the amount of unrecognized prior service cost, then the excess is recognized, as a component of other comprehensive income, net of tax. The minimum liability adjustment requirement does not exist under IFRS.

Curtailments

Under U.S. GAAP, curtailment losses are recognized in income when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailment gains are deferred until realized and are recognized in income when the related employees terminate or when the plan suspension or amendment is adopted. Under IFRS, curtailment gains and losses are recognized in income when curtailments occur.

Under U.S. GAAP, the calculation of gains and losses on curtailments includes unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses). Under IFRS, the calculation of gains and losses on curtailments includes any related changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized.

Recognition of past service costs related to benefits that have been vested

Under U.S. GAAP, these costs are amortized over the remaining service periods of active employees. Under IFRS, these costs are immediately recognized in income.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 29 / 39

Limitations on recognizing pension assets

Under U.S. GAAP, there is no limitation on the amount of pension assets that can be recognized. Under IFRS, pension assets cannot be recognized in excess of the net total of unrecognized past service cost and actuarial losses plus the present value of benefits available from refunds, or reductions of future contributions to the plan.

(ii) Goodwill and indefinite-lived intangible assets

U.S. GAAP and IFRS both required the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. The carrying value of goodwill and indefinite-lived intangible assets at January 1, 2002 for U.S. GAAP and at January 1, 2004 for IFRS are no longer amortized.

Under U.S. GAAP, a two-step process is required in the event of goodwill impairment. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit, generally based on discounted cash flows expected to be received from the reporting unit, with its carrying value. The second step, which is only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the difference between the reporting unit’s implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit’s assets and liabilities and comparing the result with the fair value of the reporting unit. Under IFRS, the impairment of goodwill is tested along with tangible and other long-lived assets. An impairment loss is recognized if the carrying value of the cash-generating unit or group of cash-generating units (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit or group of cash-generating units.

Under U.S. GAAP, goodwill impairments tests are performed after tangible and other long-lived assets have been tested for impairment. If these tangible and other long-lived assets are impaired, then they are adjusted to fair value, generally based on discounted cash flows expected to be received from the reporting unit, which will impact the amount of goodwill impairment. Under IFRS, goodwill impairment is recognized initially until it is fully written-off before tangible and other long-lived assets are impaired.

(iii) Capitalized development costs

Under U.S. GAAP, development expenses are expensed when incurred. Under IFRS, development expenses that meet specific criteria are capitalized in other intangible assets and are amortized over their estimated useful lives. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

(iv) Tangible and other long-lived asset impairments

U.S. GAAP and IFRS both require periodic tests of the impairment of tangible and other long-lived assets if there are any indications of impairment. Under U.S. GAAP, an impairment loss is recognized if the carrying value of an asset or asset group (defined as the lowest level of asset or group of assets for which identifiable cash flows are largely independent of the cash flows of other assets or groups of assets) exceeds the undiscounted cash flows expected to be received from the asset or asset group. If this condition exists, then the amount of the impairment loss is determined by the difference between the carrying value of the asset or asset group and its fair value, generally based on the discounted cash flows expected to be received from the asset or asset group. Under IFRS, an impairment loss is recognized if the carrying value of the cash-generating unit (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit.

Under U.S. GAAP, the reversal of an impairment loss is not permitted; whereas under IFRS, under certain conditions, an impairment loss may be reversed up to the amount of the original impairment.

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(v) Restructuring and environmental costs

U.S. GAAP requires that costs associated with an exit or disposal activity should be recognized when the liability is incurred. Under IFRS, these costs are recognized upon Rhodia’s commitment to an exit plan. Specifically as it relates to a termination of an operating lease, under U.S. GAAP, the liability is recorded upon the cease-use date; whereas for IFRS, the liability is recorded upon the commitment date.

U.S. GAAP and IFRS both require the accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Under U.S. GAAP, the accrual may not be discounted unless the amount and timing of the cash flows is certain; whereas under IFRS, the accrual must be discounted to reflect the time value of money based on the expected timing of cash flows, if the effect would be significant.

Under U.S. GAAP and IFRS, Rhodia may possibly recognize certain termination benefits in different accounting periods if Rhodia was to offer one-time termination benefits or voluntary termination benefits.

(vi) Sale and leaseback transactions

Under U.S. GAAP gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease; whereas under IFRS, these gains are immediately recognized in income.

(vii) Income taxes

Under U.S. GAAP, adjustments to the deferred tax asset valuation allowance are recognized in the period when the realization of these deferred tax assets is deemed to be more likely than not; whereas under IFRS, these adjustments are recognized as adjustments to the effective tax rate.

(viii) Discontinued operations

Under U.S. GAAP, a business that has been sold or is classified as held for sale that qualifies as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, must be accounted for as a discontinued operation. The results of operations of the business, including income taxes and the gain/(loss) on the disposal, are reflected as discontinued operations. Prior periods presented are restated on a comparable basis. Under IFRS, in order for a component of an entity to be considered as a discontinued operation and receive the above accounting treatment, it must also represent a separate major line of business or geographical area of operations; however, under IFRS, there is no criteria to be met relating to the lack of continuing involvement or elimination of cash flows.

Under U.S GAAP, the sale of an equity method investee generally cannot be classified as discontinued operations

(ix) Variable interest entities/special purpose entities

Under U.S. GAAP, the consolidation of a variable interest entity is required in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:  (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns of the entity, and if Rhodia is the primary beneficiary. Primester, a 50%-owned cellulose acetate joint venture based in the U.S., is a variable interest entity; however, Rhodia is not required to consolidate Primester since Rhodia is not the primary beneficiary. Rhodia purchases its share of cellulose acetate flakes from Primester which is used by Rhodia entirely in downstream processing at its filter tow operations. Rhodia’s purchases from Primester in 2005 and 2004 were €73 million and €62 million, respectively. Rhodia has one other insignificant variable interest entity which is consolidated for both U.S. GAAP and IFRS.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 31 / 39

Under U.S. GAAP, qualifying special-purpose entities used in connection with asset securitizations are excluded from the consolidation if they meet specific requirements. Under IFRS, special-purpose entities (SPEs) that Rhodia directly or indirectly controls are included in the consolidation. Control exists when: (a) the activities of the SPE are conducted on Rhodia’s behalf, (b) Rhodia has the decision-making power to obtain the majority of the benefits of the SPE’s activities or has set up an autopilot mechanism for the SPE, (c) Rhodia has rights to obtain the majority of the benefits of the SPE, or (d) Rhodia retains the majority of the residual or ownership risks related to the SPE or its assets. Since Rhodia retains the risks of recoverability, Rhodia cannot derecognize these assets. At March 31, 2006, there is no difference in the accounting for these special purpose entities since the new asset securitization programs entered into during 2005, which replaced the former programs in place were determined to be secured borrowings for both U.S. GAAP and IFRS.

(x) Jointly-controlled entities

Under U.S. GAAP, jointly-controlled entities are accounted for under the equity method of accounting. Under IFRS, jointly-controlled entities are consolidated under the proportional method of consolidation. Even though this difference has no impact on net income or shareholders’ equity, it impacts the presentation of Rhodia’s consolidated income statement, balance sheet and cash flows.

The jointly-controlled entities that are proportionally consolidated under IFRS are operating entities, the significant operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity.

(xi) Cumulative translation adjustment

Upon the first-time adoption of the IFRS accounting standards, Rhodia selected the option to transfer to accumulated deficit the cumulative currency translation loss at January 1, 2004 of €599 million. This adjustment had no effect on total shareholders’ equity at January 1, 2004; however, in the event of a future disposal of a foreign entity, the gain or loss on the disposal will not include any currency translation adjustment prior to January 1, 2004. Under U.S. GAAP, the cumulative currency translation adjustments related to exchange rate changes on these investments prior to January 1, 2004 will be recorded as an adjustment to IFRS results related to the gain or loss on the sale of these investments.

(xii) Sale of tax receivables

During the first quarter of 2006, Rhodia sold disputed tax receivables due from the French State to a financial institution for firm and final price of €12 million. Under U.S. GAAP, the recognition of income relating to these receivables is not recognized until the litigation relating to these receivables, whose risks have been assumed by the financial institution, is resolved. Under IFRS, Rhodia recognized this €12 million as a credit to consolidated shareholders’ equity since the taxes originally paid by Rhodia were charged to consolidated shareholders’ equity, and since these receivables were sold by Rhodia without recourse, Rhodia is no longer actively involved in the collection of these receivables and the possibility of the triggering off the usual and customary guarantees given by Rhodia to the financial institution is deemed remote.

(xiii) Asset retirement obligations

Under U.S. GAAP, the recognition of the fair value of an asset retirement obligation is required if a reasonable estimate of its fair value can be made. An asset retirement obligation is a legal obligation associated with the retirement of a tangible or other long-lived asset that results from the acquisition, construction, development and normal operation of the tangible or other long-lived asset. The associated asset retirement cost is capitalized as part of the carrying value of the tangible or other long-lived asset and is charged to expense over the asset’s useful life. Under IFRS, the recognition of a provision is required when an entity has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount of the obligation. The associated cost is capitalized as part of the carrying value of the asset and is charged to expense over the asset’s useful life.

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The principal difference between U.S. GAAP and IFRS relates to conditional asset retirement obligations. In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies the term conditional asset retirement obligation and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation or conditional asset retirement obligation. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within control of the entity. Also, FIN 47 clarifies that if an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability. Under IFRS, an entity discloses a contingent liability, which is defined as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability. Under IFRS, no disclosure is required if the possibility of the outflow of resources is remote.

Rhodia has reviewed its facilities for asset retirement obligations and conditional asset retirement obligations. Rhodia has determined that it does have potential conditional asset retirement obligations, principally related to asbestos removal at its facilities. There are no legal obligations that require Rhodia to remove this asbestos. Since Rhodia has no plans or expectations of plans to undertake any major renovations or demolition at any of its facilities that would require removal of this asbestos, it is unable to provide a reasonable estimate of the fair value of potential conditional asset retirement obligations under existing regulations. Due to the long-term, productive nature of its production facilities, absent plans or expectations of plans to initiate asset retirement activities, Rhodia is unable to make a reasonable estimate of the settlement dates or range of potential settlement dates, the methods or potential methods of settlement, or the probabilities associated with potential settlement dates and potential methods of settlement. No significant liabilities for asset retirement obligations have been recognized under IFRS and U.S.  GAAP.

Environmental remediation liabilities currently recognized are accounted for under IAS 37, Provisions, contingent liabilities and contingent assets, and Accounting Standards Executive Committee, Statement of Position 96-1, Environmental Remediation Liabilities.

(xiv) Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 155, Accounting for Certain Hybrid Instruments – an amendment of FAS 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS 155 resolves issues addressed in FAS 133 Implementation Issue No. D1, Application of FAS 133 to Beneficial Interests in Securitized Financial Assets. FAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Rhodia is required to adopt the provisions of FAS 155 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 155, but it does not expect that the adoption of FAS 155 will significantly impact its consolidated financial position, results of operations or cash flows.

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In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS 156 amends FAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 (a) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations, (b) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, (c) permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities, (d) permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value, and (e) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. Rhodia is required to adopt the provisions of FAS 156 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 156, but it does not expect that the adoption of FAS 156 will significantly impact its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The entity determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the entity should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Rhodia is required to adopt the provisions of FIN 48 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FIN 48, but it does not expect that the adoption of FIN 48 will significantly impact its consolidated financial position, results of operations or cash flows.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 34 / 39

16.2

 Reconciliation between IFRS and U.S. GAAP

(i) Net income/(loss)

A reconciliation of the net income/(loss) and the net income/(loss) per share between IFRS and U.S. GAAP for the three months ended March 31, 2006 follows:

(in millions of euros)	Three Months Ended March 31, 2006
Net loss – IFRS	(35)
Minority interests	(1)
Net loss – IFRS – Attributable to equity holders of Rhodia S.A.	(36)
Pension and retirement plan differences – unrecognized actuarial (gains)/losses, curtailment (gains)/ losses and past service costs	(15)
Capitalized development costs	(2)
Environmental and other provisions– differences between discounted and undiscounted provisions	17
Sale/leaseback transaction(1)	1
Loss on disposal of investments(2)	(59)
Income taxes (3)	102
Net income – U.S. GAAP(4)	8
Basic and diluted net income per share – U.S. GAAP (in euros)	0.01

(1) Rhodia sold an administrative building in 2004 that was leased back under an operating lease. The net gain on sale of €25 million is being amortized over the lease term for U.S. GAAP.
(2) At the end of March 2006, Rhodia sold the “Development and custom synthetics for the pharmaceuticals industry business” of the Rhodia Pharma Solutions segment to Shasun Chemicals & Drug Ltd., including Rhodia’s investment in a U.S. subsidiary that was included within that segment. Rhodia’s investment in that subsidiary included a €(57) million cumulative translation adjustment that was adjusted to retained earnings at January 1, 2004 for IFRS which is recorded in net income for U.S. GAAP upon disposal of the investment.
(3) Rhodia recorded a €107 million net deferred tax credit as a result of reversing the valuation allowances on certain U.S. temporary differences since management believes that as a result of the restructuring measures taken since 2004, in particular the sale of the loss activities of the “Development and custom synthetics for the pharmaceuticals industry business” of the Rhodia Pharma Solutions segment, that the recovery of these deferred tax assets are deemed probable.
(4) Includes income/(loss) from discontinued operations of €(101) million under U.S. GAAP for the three months ended March 31, 2006.

The weighted-average shares outstanding and the diluted weighted-average shares for the three months ended March 31, 2006 were 1,176,716,541 shares and 1,186,354,453 shares, respectively.

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(ii) Shareholders’ deficit

A reconciliation of shareholders’ deficit between IFRS and U.S. GAAP at March 31, 2006 follows:

(in millions of euros)	March 31, 2006
Shareholders’ deficit – IFRS	(647)
Minority interests	(30)
Shareholders’ deficit – IFRS – Attributable to equity holders of Rhodia S.A.	(677)
Pension and retirement plan differences:
Unrecognized actuarial (gains)/losses, curtailment (gains)/losses and past service costs	791
Minimum liability adjustments(1)	(686)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	(21)
Capitalized development costs	(32)
Tangible asset impairments	5
Environmental and other provisions–differences between discounted and undiscounted provisions	(54)
Exit and disposal activities–lease termination and other provisions	21
Sale/leaseback transaction	(20)
Sale of tax assets	(12)
Other	(2)
Income taxes	110
Shareholders’ deficit – U.S. GAAP	(577)

(1) If the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders’ equity for the amount in excess of unrecognized prior service costs, net of any tax benefits that result from considering these losses as temporary differences under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 36 / 39

        (iii) Operating profit

A reconciliation of operating profit between IFRS and U.S. GAAP for the three months ended March 31, 2006 follows:

(in millions of euros)	Three Months Ended March 31, 2006
Operating profit – IFRS	81
Unrecognized actuarial (gains)/losses, curtailment gains/(losses) and past service costs	(15)
Reclassification of interest portion of pension costs from finance costs to operating expenses	(7)
Capitalized development costs	(2)
Operating (profit)/loss of jointly-controlled operations	(14)
Environmental and other provisions–differences between discounted and undiscounted provisions	16
Sale/leaseback transaction	1
Loss on disposal of investments	(2)
Other	(1)
Operating profit – U.S. GAAP	57

(iv) Discontinued operations—FAS 144 additional disclosures

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation, and that prior periods presented must be restated on a comparable basis.

Presented below is consolidated summary financial information for the three months ended March 31, 2006 reflecting the disposals of businesses that qualified as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, as discontinued operations. The results of operations of these businesses, including the related income taxes and the gains/(losses) on disposals, are reflected as discontinued operations.

(in millions of euros)	Three Months Ended March 31, 2006
Net sales	1,354
Other revenues	162
Operating profit	57
Income from continuing operations	109
Loss from discontinued operations(1)	(101)
Net income	8
Basic and diluted income/(loss) per share (in euros):
Continuing operations	0.09
Discontinued operations	(0.08)
Net income per share	0.01
(1) Including a net loss on disposals of €(78) million for the three months ended March 31, 2006.

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(v) Consolidated Statements of Cash Flows—additional disclosures

At December 31, 2005, as a result of the proceeds received from the share capital increase, Rhodia invested €572 million in money markets funds which were accounted for as cash and cash equivalents under IFRS. These investments are accounted for as marketable securities under U.S. GAAP. The following condensed consolidated cash flow information reflects the effect of accounting for these mutual funds as marketable securities:

(in millions of euros)	Three Months Ended March 31, 2006
Cash flow from operating activities	(16)
Cash flow (used by) from investing activities	400
Cash flow (used by) from financing activities	(429)
Effect of foreign exchange rate changes	3
Net increase/(decrease in cash and cash equivalents	(42)
Cash and cash equivalents at the beginning of the year	348
Cash and cash equivalents at the end of the year	306

A portion (€424 million) of these money markets funds were sold on January 24, 2006 and the proceeds were used to repay borrowings.

Rhodia MD& A – Notes to the financial statements for the period ended March 31, 2006 38/ 39

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer

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